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Exhibit F

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
as enacted by Section 906 of the Sarbanes-Oxley act of 2002

        In connection with the Annual Report on Form 40-F of Fairmont Hotels & Resorts Inc. (the "Company") for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, William R. Fatt, the Chief Executive Officer, and John A. Carnella, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that:

  1.
  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.
  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 20, 2006
/s/ WILLIAM R. FATT William R. Fatt Chief Executive Officer
/s/ JOHN A. CARNELLA John A. Carnella Chief Financial Officer

        A signed original of this written statement required by Section 906 has been provided to Fairmont Hotels & Resorts Inc. and will be retained by Fairmont Hotels & Resorts Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, as enacted by Section 906 of the Sarbanes-Oxley act of 2002